                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                         (Amendment No. ________) (1)
                   AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                   -----------------------------------------
                               (NAME OF ISSUER)

                                 COMMON STOCK,
                           $0.01 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                        ------------------------------

                                  052803 10 3
                                --------------
                                (CUSIP NUMBER)

                           ROBERT K. SARAFIAN, ESQ.
                               AGFA CORPORATION
                            200 BALLARDVALE STREET
                             WILMINGTON, MA 01887
                                (978)-658-5600

                                WITH A COPY TO:

                            MITCHELL S. BLOOM, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                          BOSTON, MASSACHUSETTS 02110
                                (617) 248-7000

                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              SEPTEMBER 25, 2001
                              ------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 052803 10 3                                    PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      AGFA CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0/0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER(2)(3)(4)
   BENEFICIALLY      8
                          4,651,167 (5) / 1,133,367
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0/0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER(2)(3)(4)
       WITH         10
                          1,185,467 (5) / 1,133,367
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)(3)(4)(6)
11
      4,651,167 (5) / 1,133,367

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.1% (5)(7) / 19.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                              * SEE INSTRUCTIONS

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 052803 10 3                                    PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

      AGFA-GEVAERT N.V.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      BELGIUM

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0/0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER(2)(3)(4)
   BENEFICIALLY      8
                          4,651,167 (5) / 1,133,367
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0/0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER(2)(3)(4)
       WITH         10
                          1,185,467 (5) / 1,133,367
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON(2)(3)(4)(6)
11
      4,651,167 (5) / 1,133,367

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.1% (5)(7) / 19.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                              * SEE INSTRUCTIONS

                                  SCHEDULE 13D

 CUSIP NO. 052803 10 3                               PAGE 4 OF 11 PAGES
 ---------------------                               ------------------


(2) The dual presentation contained in this Schedule 13D sets forth the beneficial ownership of the reporting persons under two mutually exclusive scenarios. The first number listed in response to items 7 through 13 of the cover page to this Schedule 13D sets forth the scenario whereby the Company Option (as defined in Item 4 of this Schedule 13D) is exercised under the terms of the Transaction Option Agreement (as defined in Item 4 of this Schedule 13D) and voting power is exercised over Shares (as defined in Item 1 of this Schedule
13D)  by the reporting persons under the Stockholders' Agreement (as defined in
Item 4 of this Schedule 13D) and the Volt Stockholder's Agreement (as defined in
Item 4 of this Schedule 13D). The second number listed in response to items 7 through 13 of the cover page to this Schedule 13D sets forth the scenario whereby the Volt Option (as defined in Item 4 of this Schedule 13D) is exercised under the terms of the Volt Stockholder's Agreement. See Items 4 and 5 below for a full description of each of the foregoing scenarios.

(3) All Share and percentage calculations contained in this Schedule 13D are based on the number of Shares outstanding as of the date of filing of this
Schedule 13D, including the number of Shares issuable pursuant to all in-the-money stock options to purchase Shares as of the date of filing of this Schedule 13D.

(4) Because Agfa is a wholly-owned subsidiary of Agfa-Gevaert, which ultimately controls Agfa, the reporting persons share voting and dispositive power with respect to the Shares reported on this Schedule 13D.

(5) Assumes the exercise of the Company Option described in Item 4 to this
Schedule 13D under " - Transaction Option Agreement."

(6) Each of the reporting persons disclaims beneficial ownership of the Shares, except to the extent of its respective proportionate pecuniary interest therein, if any.

(7) Although the percentage reported is less than 90% of the outstanding Shares, the Company Option may only be exercised if, after giving effect to the exercise of the Company Option and as a result of such exercise, the number of Shares then owned by the reporting persons represents at least 90% of the Shares then outstanding. See Item 4 of this Schedule 13D, "- Transaction Option Agreement."

                                  SCHEDULE 13D

 CUSIP NO. 52803 10 3                                PAGE 5 OF 11 PAGES
 --------------------                                ------------------

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (this "Schedule 13D") relates to all the issued and outstanding shares of common stock, $ 0.01 par value, including the number of shares issuable pursuant to all in-the-money stock options to purchase shares as of the date of filing of this Schedule 13D (collectively, the "Shares"), of Autologic Information International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1050 Rancho Conejo Boulevard, Thousand Oaks, CA 91320; telephone number (805) 498-9611.

ITEM 2.  IDENTITY AND BACKGROUND.

(a), (b) and (c). This Statement is filed by Agfa Corporation, a Delaware corporation ("Agfa"), and Agfa-Gevaert N.V., a company organized under the laws of Belgium ("Agfa-Gevaert"). Agfa-Gevaert is a public company listed on the Brussels and Frankfurt Stock Exchanges that develops, produces and markets analog and digital systems, primarily for the graphic industry, medical imaging, non-destructive testing, micrographics, motion picture film and consumer imaging and photography markets. Agfa is a wholly-owned subsidiary of Agfa-Gevaert and serves as Agfa-Gevaert's base for its U.S. sales operations and certain of its manufacturing, research and other operations. The principal business address and the principal business office of Agfa is located at 100 Challenger Road, Ridgefield Park, NJ 07660; telephone number (201) 440-2500. The principal business address and the principal business office of Agfa-Gevaert is located at Septestraat 27, B-2640 Mortsel, Belgium; telephone number 32-3-444-2111. Attached hereto as Exhibit 1 is a list of all executive officers and directors of each of Agfa-Gevaert and Agfa, including their principal business address and their principal occupation or employment.

(d) and (e). During the five years prior to the date hereof, neither of Agfa-Gevaert, Agfa nor, to the knowledge of Agfa-Gevaert or Agfa, any executive officer or director of either of them, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f). Agfa-Gevaert is organized under the laws of Belgium. Agfa is organized under the laws of Delaware. The names and citizenship of each director and executive officer of Agfa-Gevaert and Agfa are listed in Exhibit 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount of funds required to purchase all of the Shares pursuant to the Offer and the Merger (each as defined in Item 4 of this Schedule 13D) is approximately $42,458,000. Agfa intends to make the Offer through its wholly-owned subsidiary, Autologic Acquisition Corp., a Delaware corporation (the "Merger Sub"). Agfa or Agfa-Gevaert or one of their affiliates will provide or cause to be provided to Merger Sub through a series of intercompany transfers the funds necessary to pay for all Shares that Merger Sub is obligated to purchase in the Offer. Agfa, Agfa-Gevaert or one their affiliates, as the case may be, will obtain such funds from its existing resources, which may include existing credit facilities. The Offer is not conditioned on Merger Sub or Agfa obtaining any financing. If the conditions precedent were satisfied to permit Agfa to exercise the Company Option (as defined in Item 4 to this Schedule 13D) to purchase Shares pursuant to the Transaction Option Agreement (as defined in Item 4 of this Schedule 13D) and Agfa exercised the Company Option, Agfa would obtain the necessary funds as described above. Alternatively, if the conditions precedent were satisfied to permit Agfa to exercise the Volt Option (as defined in Item 4 of this Schedule 13D) to purchase one-third of Volt's Shares pursuant to the Volt Stockholder's Agreement (as defined in Item 4 to this Schedule 13D) and Agfa exercised the Volt Option, Agfa would also obtain the necessary funds as described above. No monetary consideration was paid by Agfa-Gevaert or Agfa to the Company in connection with entering into the Merger Agreement (as defined in Item 4 to this Schedule 13D), the Transaction Option Agreement, the Volt Stockholder's Agreement or the Stockholders' Agreement (as defined in Item 4 to this Schedule 13D).

ITEM 4.  PURPOSE OF TRANSACTION.

Merger Agreement
----------------

On September 25, 2001, Agfa, Merger Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The following is a summary of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2 hereto and which is specifically incorporated by reference into this Item 4.

                                  SCHEDULE 13D

 CUSIP NO. 052803 10 3                               PAGE 6 OF 11 PAGES
 ---------------------                               ------------------

The Merger Agreement provides for the commencement, within five business days from the public announcement of the Merger Agreement, by Merger Sub of a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the "Offer") to purchase all of the Company's Shares, for a purchase price of $7.127 per Share (the "Offer Consideration"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. The purpose of the Offer is for Merger Sub to acquire control of, and the entire equity interest in, the Company.

Provided sufficient Shares are acquired by Merger Sub in connection with the Offer, and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation") and as a wholly-owned subsidiary of Agfa. In the event Merger Sub acquires at least 90% of the Shares, Merger Sub will commence a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware ("DGCL") in order to effect the Merger. If Merger Sub is unable to acquire at least 90% of the Shares, but does acquire at least a majority of the Shares and the Merger Agreement has not been terminated in accordance with its terms, the Company will hold a stockholders' meeting in accordance with the DGCL and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") in order to approve the Merger Agreement and effect the Merger. At any such stockholders' meeting, all of the Shares then owned by Agfa, Merger Sub and any of their subsidiaries will be voted to approve the Merger. The purpose of the Merger is for Merger Sub to acquire all Shares not purchased pursuant to the Offer.

The Merger Agreement provides that, promptly after the acceptance for payment, and full payment by Merger Sub of a number of Shares which represents a majority of the Shares of the Company on a "fully-diluted basis" (as defined in the Merger Agreement) (the "Minimum Tender Condition"), Merger Sub will be entitled, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), to designate such number of directors, rounded up to the next whole number, as will give Merger Sub representation on the board of directors of the Company equal to the product of (x) the number of directors on the board of directors of the Company (giving effect to any increase in the number of directors as described in the following sentence) and (y) the percentage that such number of Shares so purchased by Merger Sub bears to the aggregate number of Shares issued and outstanding on the closing date of the Offer (such number being the "Board Percentage"). The Company has agreed that it will use reasonable efforts, upon request by Agfa, to promptly satisfy the Board Percentage by (i) increasing the size of the board of directors of the Company or (ii) using its reasonable efforts to secure the resignations of such number of directors as is necessary to enable Merger Sub's designees to be elected to the board of directors of the Company and will cause Merger Sub's designees promptly to be so elected. Merger Sub currently intends to designate a majority of the directors of the Company following consummation of the Offer.

Merger Sub intends to cause the Company to seek delisting of the Shares from the Nasdaq National Market and to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met.
If registration of the Shares under the Exchange Act is not so terminated prior to the Merger, then the Shares will cease to be reported on the Nasdaq National Market and the registration of the Shares under the Exchange Act will be terminated following the completion of the Merger.

Transaction Option Agreement
----------------------------

Simultaneously with the execution and delivery of the Merger Agreement and as an inducement for Agfa to enter into the Merger Agreement, Agfa and the Company also entered into a Transaction Option Agreement (the "Transaction Option Agreement"). The following is a summary of the Transaction Option Agreement. This summary is not a complete description of the terms and conditions of the Transaction Option Agreement and is qualified in its entirety by reference to the Transaction Option Agreement, which is filed as Exhibit 3 hereto and which is specifically incorporated by reference into this Item 4.

Under the Transaction Option Agreement, the Company has granted Agfa an irrevocable option (the "Company Option") to purchase from the Company in whole or in part up to a number of Shares equal to 19.9% of the Shares (before giving effect to the exercise of the Company Option) at a purchase price per Share equal to the Offer Consideration. Based on the number of Shares outstanding as of September 25, 2001, the number of Shares Agfa has the right to acquire upon full exercise of the Company Option is approximately 1,185,467. The Company Option is not presently exercisable but may be exercised by Agfa from time to time if, after giving effect to the exercise of the Company Option and as a result of such exercise, the number of Shares then owned by Agfa and Merger Sub represents at least 90% of the Shares then outstanding. The Company Option is intended to increase the likelihood that Agfa and Merger Sub will be able to acquire the necessary 90% of the Shares that will permit Merger Sub to commence a short-form merger pursuant to Section 253 of the DGCL.

                                  SCHEDULE 13D

 CUSIP NO. 052803 10 3                               PAGE 7 OF 11 PAGES
 ---------------------                               ------------------

The Transaction Option Agreement (and the Company Option) will terminate upon the earlier of the Effective Time (as defined in the Merger Agreement) of the Merger or the termination of the Merger Agreement.

Stockholders' Agreement
-----------------------

Concurrently with entering into the Merger Agreement, and in order to increase the likelihood that the Minimum Tender Condition will be satisfied and the transactions contemplated by the Merger Agreement consummated, Agfa and Merger Sub entered into a Stockholders' Agreement with the Company and the directors and executive officers of the Company. The following is a summary of the Stockholders' Agreement (the "Stockholders' Agreement"). This summary is not a complete description of the terms and conditions of the Stockholders' Agreement and is qualified in its entirety by reference to the Stockholders' Agreement, which is filed as Exhibit 4 hereto and which is specifically incorporated by reference into this Item 4.

The following directors and executive officers of the Company (collectively, the "Minority Stockholders") are parties to the Stockholders' Agreement (for an aggregate of 600 Shares and options to purchase an additional 75,000 Shares):
William Shaw, Jerome Shaw, EuGene L. Falk, James J. Groberg, Paul H. McGarrell, Leroy M. Bell, Alvin J. Brunner and Anthony F. Marrelli.

Each Minority Stockholder has agreed that, until the first to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms, at any meeting of holders of the Company common stock or in connection with any written consent of such holders, such Minority Stockholder will appear at such meeting in person or by proxy or execute any written consent and otherwise vote or cause to be voted all Shares beneficially owned by him
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each other action contemplated by the Merger Agreement and the Stockholders' Agreement and each other action required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders' Agreement; and (iii) except as otherwise agreed to in writing in advance by Agfa, against (other than the Merger and the transactions contemplated by the Merger Agreement) (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries, (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries, (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders' Agreement and the Merger Agreement.

Also, each Minority Stockholder has granted a proxy to Agfa to vote the Shares beneficially owned by him at any meeting of stockholders or with respect to any action of the stockholders by written consent solely with respect to the matters set forth above; provided, that in no event does Agfa have the right to vote against the Merger, to reduce the Offer Consideration or otherwise modify or amend the Merger Agreement to reduce the rights or benefits of the Company or any of its stockholders under the Offer or the Merger or reduce the obligations of Agfa thereunder. The foregoing proxy revokes any prior proxy granted by the Minority Stockholders with respect to their Shares.

As of September 25, 2001, the Minority Stockholders held, in the aggregate, 600 Shares representing less than 1% of the then issued and outstanding Shares. According to information supplied to us by the Company, if all option holders of the Company (including the Minority Stockholders) exercise all in-the money options exercisable on or before the Effective Date, the Minority Stockholders will hold, in the aggregate, 65,600 Shares representing approximately 1.1% of the Shares.

The Stockholders' Agreement will terminate upon the earlier of the termination of the Merger Agreement or the consummation of the Merger.

Volt Stockholder's Agreement
----------------------------

Also concurrently with entering into the Merger Agreement, and, among other things, in order to increase the likelihood that the Minimum Tender Condition will be satisfied and the transactions contemplated by the Merger Agreement will be consummated, Agfa and Merger Sub entered into a Stockholder's Agreement (the "Volt Stockholder's Agreement") with the Company and Volt Information Sciences, Inc., a Delaware corporation and majority stockholder of the Company ("Volt"). The following is a summary of the Volt Stockholder's Agreement. This summary is not a complete description of the terms and conditions of the Volt Stockholder's Agreement and is qualified in its entirety by reference to the Volt Stockholder's Agreement, which is filed as Exhibit 5 hereto and which is specifically incorporated by reference into this Item 4.

                                  SCHEDULE 13D

 CUSIP NO. 052803 10 3                               PAGE 8 OF 11 PAGES
 ---------------------                               ------------------

Volt has agreed that, until the first to occur of the Effective Time and termination of the Merger Agreement in accordance with its terms, at any meeting of holders of Company common stock or in connection with any written consent of such holders, it will appear at such meeting in person or by proxy or execute any written consent and otherwise vote or cause to be voted all Shares beneficially owned by it (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each other action contemplated by the Merger Agreement and the Volt Stockholder's Agreement and each other action required in furtherance thereof,
(ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Volt Stockholder's Agreement, and (iii) except as otherwise agreed to in writing in advance by Agfa, against (other than the Merger and the transactions contemplated by the Merger Agreement) (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws; (3) any other material change in the Company's corporate structure or business; or
(4) any other action which, in the case of each of the matters referred to in clauses (C) (1), (2) or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Volt Stockholder's Agreement and the Merger Agreement.

Also, Volt has granted a proxy Agfa to vote the Shares beneficially owned by it at any meeting of stockholders or with respect to any action of the stockholders by written consent solely with respect to the matters set forth above; provided, that in no event does Agfa have the right to vote against the Merger, to reduce the Offer Consideration or otherwise modify or amend the Merger Agreement to reduce the rights or benefits of the Company or any of its stockholders under the Offer or the Merger or reduce the obligations of Agfa thereunder. The foregoing proxy revokes any prior proxy granted by Volt with respect to their Shares.

As of September 25, 2001, Volt held, in the aggregate, 3,400,100 Shares representing approximately 59% of the of the then issued and outstanding Shares. According to information supplied to us by the Company and Volt, Volt held no options, warrants or other securities convertible into or exercisable for any additional Shares.

Volt Option
-----------

In addition, under the Volt Stockholders' Agreement, Volt granted Agfa an irrevocable option (the "Volt Option"), exercisable only if the Merger Agreement is terminated in accordance with certain of its terms in connection with a competing Acquisition Proposal (as defined in the Merger Agreement) to the Offer and the Merger, to purchase one-third of the Shares held by Volt on the date of the Volt Stockholder's Agreement at an exercise price per share equal to the Offer Consideration. The Volt Option will become exercisable, in the case of any Acquisition Proposal structured as a tender offer, beginning at 9:00 a.m. on the business day immediately preceding the date such tender offer is initially scheduled to expire, or, in the case of any Acquisition Proposal not structured as a tender offer, beginning at 9:00 a.m. on the business day immediately preceding the day any meeting of the Company's stockholders is scheduled to be held to consider such Acquisition Proposal (or if action is being taken by written consent, the effective date of such written consent). The Volt Option will terminate upon the first to occur of (i) the consummation of the transaction relating to the Acquisition Proposal which led to the termination of the Merger Agreement as set forth above, (ii) in the case of an Acquisition Proposal structured as a tender offer, the later of the time which is exactly six hours prior to the time at which the offering period for such tender offer is scheduled to expire or the time which is exactly six hours prior to the time at which the last extension period of such tender offer is scheduled to expire,
(iii) in the case of an Acquisition Proposal not structured as a tender offer, the time which is exactly six hours prior to the time of any scheduled stockholder meeting called for the purpose of voting on such Acquisition Proposal (or, if later, any adjournment thereof) or the signing by Volt of the action taken by written consent and (iv) the first anniversary of the termination of the transaction relating to the Acquisition Proposal which led to the termination of the Merger Agreement.

The Volt Stockholder's Agreement, except for certain sections (including those related to the Volt Option), will terminate upon the earlier of termination of the Merger Agreement or consummation of the Merger.

                                  SCHEDULE 13D

 CUSIP NO. 052803 10 3                               PAGE 9 OF 11 PAGES
 ---------------------                               ------------------

For avoidance of doubt, the Company Option and the Volt Option are mutually exclusive. There is no circumstance under which both the Volt Option and the Company Option would both be exercised by Agfa. Either the transactions contemplated by the Merger Agreement, including the Merger and the Offer, will be consummated and Agfa will, if necessary to acquire at least 90% of the Shares and effect the short-form merger described above, exercise the Company Option, or, alternatively, the Merger Agreement will be terminated in connection with a competing Acquisition Proposal and Agfa will, if it so elects, exercise the Volt Option. In other words, if the conditions precedent for Agfa to exercise one of the above mentioned options are satisfied, then the other option will have terminated under its own terms.

Except as indicated in this Schedule 13D, Agfa-Gevaert and Agfa currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the form
Schedule 13D.

Pursuant to Rule 14d-2, Agfa-Gevaert, Agfa and Merger Sub will file with the SEC a Schedule TO, including the offer to purchase, letter of transmittal and certain other offer documents with respect to the Offer. In addition, the Company agreed to file with the SEC on the date of the commencement of the Offer a Schedule 14D-9 containing the recommendations of its Board of Directors in favor of the Offer and the Merger. Copies of such filings are available at the SEC public reference room and at the SEC web site at http://www.sec.gov.

ITEM 5.  INTERESTS IN SECURITIES OF THE COMPANY.

(a) and (b). (i) Except as set forth in paragraph (ii) below, as a result of entering into the Stockholders' Agreement, the Volt Stockholder's Agreement and the Transaction Option Agreement, if the conditions precedent are satisfied to permit Agfa to exercise the Company Option and Agfa elects to so exercise the Company Option, upon such exercise and as a result of such exercise, in addition to their shared power to direct the voting of Shares under the Stockholders' Agreement and the Volt Stockholder's Agreement, Agfa-Gevaert and Agfa would possess the shared power to dispose of 1,185,467 Shares (or such other number of Shares as equals 19.9% of the issued and outstanding Shares prior to the time of the exercise of the Company Option) and the shared power to direct the vote of, and thus may be deemed to beneficially own, 4,651,167 Shares, or approximately 65.1% of the issued and outstanding Shares as of September 25, 2001. As a result of the ownership of Shares required to be owned by Agfa and Merger Sub as a condition precedent to the exercise of the Company Option, upon such exercise of the Company Option, Agfa-Gevaert and Agfa would beneficially own at least 90% of the Shares on a fully-diluted basis. Agfa-Gevaert and Agfa do not currently hold any Shares. Except as set forth in this Schedule 13D, neither Agfa-Gevaert, Agfa, nor, to the knowledge of either Agfa-Gevaert or Agfa, any executive officer or director of either of Agfa-Gevaert or Agfa, is the "beneficial owner" of any such Shares, as such term is defined in Rule 13d-3 under the Exchange Act. As described in further detail in Item 4 of this
Schedule 13D, there is no circumstance under which both the Volt Option and the Company Option would both be exercised by Agfa.

(ii) As a result of entering into the Volt Stockholder's Agreement, based on the number of Shares issued and outstanding as of September 25, 2001, if the conditions precedent are satisfied to permit Agfa to exercise the Volt Option and Agfa elects to so exercise the Volt Option, upon such exercise and as a result of such exercise, Agfa-Gevaert and Agfa would possess the shared power to dispose of and to direct the vote of, 1,133,367 Shares. As described in further detail in Item 4 of this Schedule 13D, there is no circumstance under which both the Volt Option and the Company Option would both be exercised by Agfa.

(c). Neither Agfa-Gevaert, Agfa nor, to the knowledge of either Agfa-Gevaert or Agfa, any executive officer or director of each of Agfa-Gevaert or Agfa, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

(d). Until and unless the Company Option or, in the alternative, the Volt Option, is exercised, neither Agfa-Gevaert nor Agfa have the right to receive or the power to direct the receipt of dividends from, or the sale proceeds of the sale of, any Shares, including the Shares subject to the Company Option or the Volt Option, but will have such power with respect to the Shares subject to the Company Option or, in the alternative, the Volt Option, upon exercise of thereof in accordance with their respective terms.

(e).  Not applicable.

                                  SCHEDULE 13D

 CUSIP NO. 052803 10 3                               PAGE 10 OF 11 PAGES
 ---------------------                               -------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Except as described in this Schedule 13D, neither Agfa-Gevaert, Agfa nor, to the knowledge of either Agfa-Gevaert or Agfa, any executive officer or director of each of Agfa-Gevaert or Agfa, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 is further described in the Merger Agreement, the Transaction Option Agreement, the Volt Stockholder's Agreement and the Stockholders' Agreement attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 1  Executive Officers and Directors of the Agfa-Gevaert and Agfa.

   Exhibit 2 Agreement and Plan of Merger, dated as of September 25, 2001, by and among Agfa, Merger Sub and the Company.

   Exhibit 3 Transaction Option Agreement, dated as of September 25, 2001, by and between Agfa and Company.

   Exhibit 4 Stockholders' Agreement, dated September 25, 2001, by and among the Company, Agfa, Merger Sub and each of the Minority Stockholders.

   Exhibit 5 Volt Stockholder's Agreement, dated September 25, 2001, by and among each of the Company, Agfa, Merger Sub and Volt.

   Exhibit 6 Joint Filing Agreement, dated as of October 2, 2001, by and between Agfa-Gevaert and Agfa.

                                  SCHEDULE 13D

 CUSIP NO. 52803 10 3                                PAGE 11 OF 11 PAGES
 --------------------                                -------------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                           AGFA-GEVAERT N.V.

                           By: /s/ ANDRE BERGEN
                               -----------------

                           Name:  Andre Bergen
                           Title: Chief Financial and Administrative Officer
                                  and Vice Chairman of the Board of Management

                           AGFA CORPORATION

                           By: /s/ EDDY ROTTIE
                               -----------------

                           Name:  Eddy Rottie
                           Title: Executive Vice President and Chief Financial
                                  Officer



Dated:  October 2, 2001

                                 SCHEDULE 13D

CUSIP No. 52803 10 3
--------------------

                                 EXHIBIT INDEX

Exhibit 1      Executive Officers and Directors of Agfa-Gevaert and Agfa.

Exhibit 2 Agreement and Plan of Merger, dated as of September 25, 2001, by and among Agfa, Merger Sub and the Company.

Exhibit 3 Transaction Option Agreement, dated as of September 25, 2001, by and between Agfa and Company.

Exhibit 4 Stockholders' Agreement, dated September 25, 2001, by and among each of the Minority Stockholders, the Company, Agfa and Merger Sub.

Exhibit 5 Volt Stockholder's Agreement, dated September 25, 2001, by and among each of Volt, the Company, Agfa and Merger Sub.

Exhibit 6 Joint Filing Agreement, dated as of October 2, 2001, by and between Agfa-Gevaert and Agfa.